SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) – APRIL 22, 2004

ALLETE, Inc.

A Minnesota Corporation
Commission File No. 1-3548
IRS Employer Identification No. 41-0418150
30 West Superior Street
Duluth, Minnesota 55802-2093
Telephone - (218) 279-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On April 22, 2004 ALLETE, Inc. issued a press release announcing 2004 first quarter earnings which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 12. Results of Operations and Financial Condition. This information, including Exhibit 99 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement our strategic objectives, including the completion and impact of the proposed spin-off of our Automotive Services business and the sale of our Water Services businesses;
- war and acts of terrorism;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, Canadian federal government, state and provincial legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Florida Public Service Commission, the North Carolina Utilities Commission, the Public Service Commission of Wisconsin, and various county regulators and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and capital investments, and present or prospective wholesale and retail competition (including but not limited to transmission costs) as well as vehicle-related laws, including vehicle brokerage and auction laws;
- unanticipated effects of restructuring initiatives in the electric and automotive industries;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- market factors affecting supply and demand for used vehicles;
- wholesale power market conditions;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers, as well as sellers and buyers of vehicles;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- capital market conditions;
- competition for economic expansion or development opportunities;
- ALLETE's ability to manage expansion and integrate acquisitions; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed in Item 7. under the heading "Factors that May Affect Future Results" located on page 46 of ALLETE's 2003 Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in its 2003 Form 10-K and in ALLETE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

April 22, 2004 /s/ James K. Vizanko
James K. Vizanko
Senior Vice President, Chief Financial Officer
and Treasurer

EXHIBIT INDEX

**Exhibit
Number**

99   -   ALLETE News Release dated April 22, 2004 announcing 2004 first quarter earnings.





Exhibit 99

For Release: April 22, 2004
Contact: Eric Olson
218-723-3947
eolson@allete.com

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE

NEWS

ALLETE FIRST QUARTER NET INCOME CLIMBS 19 PERCENT OVER 2003

DULUTH, Minn.— ALLETE, Inc. (NYSE:ALE) today reported first quarter 2004 earnings of 62 cents per share, compared with 54 cents per share in the first quarter of 2003. Net income for the quarter rose 19% to $52.5 million on revenue of $458.5 million, compared with $44.3 million on revenue of $422.9 million during the same time period last year.

"Our energy and automotive businesses both benefited from increased sales during the quarter," said Dave Gartzke, ALLETE Chairman. "We are also experiencing high demand for our real estate in Florida."

Energy Services net income was $14.3 million for the quarter compared with $12.2 million during the first quarter of 2003. At Minnesota Power, higher demand for energy by industrial customers contributed to the increase.

Net income at **Automotive Services** was $33.3 million in the first quarter of 2004, compared with $26.7 million in 2003, due primarily to increased vehicle sales and higher conversion rates at ADESA auctions. AFC arranged 263,000 loan transactions during the first quarter, an increase of 13% compared with the first quarter of 2003.

A strong quarter of real estate sales boosted results at **Investments and Corporate Charges**. ALLETE Properties recorded net income of $11 million for the quarter versus $4.2 million last year.

2004 Earnings Guidance

After the separation of Automotive Services is completed, ALLETE will be comprised of what is now classified as Energy Services and Investments and Corporate Charges. In 2003, net income from these operations totaled $28.3 million. ALLETE now estimates 2004 net income from these operations will increase by 10% to 15% over 2003, due primarily to stronger than originally anticipated sales at both Minnesota Power and ALLETE Properties.

ALLETE expects to reduce its debt by an additional $150 million to $200 million after the ADESA initial public offering and recapitalization, which is expected to occur in the second quarter. The 2004 net income estimate does not include the financial implications of this debt reduction or transaction fees and debt retirement premiums related to the separation of Automotive Services.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE's holdings include ADESA, a leading integrated wholesale auction and dealer floorplan financing provider throughout North America; Minnesota Power, a low-cost electric utility that serves some of the largest industrial customers in the United States; and significant real estate holdings in Florida.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

###

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended March 31, 2004 and 2003
Millions Except Per Share Amounts

	Quarter Ended	
	2004	**2003**
Operating Revenue		
Energy Services	$182.3	$179.1
Automotive Services	247.7	232.9
Investments	28.5	10.9
Total Operating Revenue	458.5	422.9
Operating Expenses		
Fuel and Purchased Power	68.9	67.4
Operations	289.3	276.2
Interest	13.1	16.9
Total Operating Expenses	371.3	360.5
Operating Income from Continuing Operations	87.2	62.4
Income Tax Expense	34.1	24.4
Income from Continuing Operations	53.1	38.0
Income (Loss) from Discontinued Operations – Net of Tax	(0.6)	6.3
Net Income	$ 52.5	$ 44.3
Average Shares of Common Stock		
Basic	84.3	82.2
Diluted	84.8	82.3
Basic and Diluted		
Earnings (Loss) Per Share of Common Stock		
Continuing Operations	$0.63	$0.46
Discontinued Operations	(0.01)	0.08
	$0.62	$0.54
Dividends Per Share of Common Stock	$0.2825	$0.2825

ALLETE, Inc.
Consolidated Balance Sheet
Millions

	Mar. 31, 2004	Dec. 31, 2003		Mar. 31, 2004	Dec. 31, 2003
Assets			**Liabilities and Shareholders' Equity**		
Current Assets	$ 961.1	$ 695.4	Notes Payable	$ 53.0	$ 53.0
Property, Plant and Equipment	1,493.4	1,499.0	Long-Term Debt Due Within One Year	36.0	37.5
Investments	189.4	204.6	Other Current Liabilities	633.0	435.7
Goodwill	510.5	511.0	Long-Term Debt	747.9	747.7
Discontinued Operations	89.7	87.9	Other Liabilities	329.8	322.2
Other	109.3	103.4	Discontinued Operations	41.9	45.0
			Shareholders' Equity	1,511.8	1,460.2
Total Assets	$3,353.4	$3,101.3	**Total Liabilities and Shareholders' Equity**	$3,353.4	$3,101.3

ALLETE, Inc.	Quarter Ended March 31,	
	2004	2003

Net Income
Millions

Energy Services	$14.3	$12.2
Automotive Services	33.3	26.7
Investments and Corporate Charges	5.5	(0.9)
Income from Continuing Operations	53.1	38.0
Income (Loss) from Discontinued Operations	(0.6)	6.3
Net Income	$52.5	$44.3

Diluted Earnings (Loss) Per Share

Continuing Operations	$0.63	$0.46
Discontinued Operations	(0.01)	0.08
	$0.62	$0.54

Statistical Data

Corporate
Common Stock

High	$35.52	$24.05
Low	$30.00	$18.75
Close	$35.09	$20.76
Book Value	$17.13	$14.86

Energy Services
Millions of Kilowatthours Sold

Regulated Utility		
Retail		
Residential	310.3	312.9
Commercial	331.9	326.4
Industrial	1,766.8	1,718.5
Other	20.2	20.5
Resale		
Municipals	214.1	208.7
Other Power Suppliers	216.9	199.2
	2,860.2	2,786.2
Nonregulated	434.0	419.1
	3,294.2	3,205.3

Automotive Services
Vehicles Sold

Used	481,000	462,000
Salvage	58,000	49,000
	539,000	511,000
Conversion Rate - Used Vehicles	68.4%	62.4%
Loan Transactions	263,000	233,000